UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                               EB2B Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26824R10969
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 21)

CUSIP NO. 26824R10969             SCHEDULE 13D                Page 2 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,159,116
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,159,116
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,159,116
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969             SCHEDULE 13D                Page 3 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,159,116
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,159,116
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,159,116
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969             SCHEDULE 13D                Page 4 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Capital Partners, LLC (13-4068973)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            928,182
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        928,182
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      928,182
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969             SCHEDULE 13D                Page 5 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Venture Partners, LP (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            104,167
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        104,167
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      104,167
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969             SCHEDULE 13D                Page 6 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Management, LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            104,167
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        104,167
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      104,167
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969             SCHEDULE 13D                Page 7 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        681,908
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,191,465
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               681,908
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,191,465
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,873,373
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969             SCHEDULE 13D                Page 8 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RMC Capital, LLC (58-2391586)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,689,802
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,689,802
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,689,802
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969             SCHEDULE 13D                Page 9 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        890,294
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,689,802
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               890,294
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,689,802
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,580,096
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      61.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969             SCHEDULE 13D               Page 10 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith Rosenbloom
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        98,577
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               98,577
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      98,577
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 21 pages


Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, par value $.0001 per share ("Common Stock"), of eB2B Commerce, Inc., a New Jersey corporation (the "Issuer;" references to the Issuer in this Schedule 13D include eB2B Commerce, Inc., a Delaware corporation that merged into the Issuer in April
2000). The address of the Issuer's principal executive office is 757 Third Avenue, New York, New York 10017.

      The shares of Common Stock that are the subject of this statement are issuable (i) upon exercise of warrants issued in a private placement in September 1999 (the "September 1999 Warrants"); (ii) upon exercise of warrants issued in a bridge private financing in October 1999 (the "Bridge Warrants");
(iii) upon conversion of shares of the Issuer's convertible Series B Preferred Stock (the "B Preferred Shares"), issued in a private placement in December 1999 (the "B Preferred Offering"); (iv) upon exercise of warrants issued as part of the B Preferred Offering (the "December 1999 Warrants"); (v) upon exercise of warrants issued to Commonwealth Associates, L.P. ("Commonwealth") as placement agent compensation in connection with the B Preferred Offering (the "1999 Placement Agent Warrants"); (vi) upon exercise of warrants issued as compensation to Commonwealth for its services as a financial advisor to the Issuer in connection with the merger (the "Merger") it consummated in April 2000 (the "Merger Warrants"); (vii) shares of Common Stock issued to Commonwealth as a finder's fee in connection with the Merger (the "Merger Stock"); (viii) upon exercise of warrants issued as a finder's fee in connection with the Merger (the "Transaction Warrants"); (ix); upon exercise of warrants issued to ComVest Venture Partners, LP ("Venture Partners") in consideration of its making available a line of credit to the Issuer in April 2001 (the "Commitment Warrants"); (x) upon exercise of Series C Preferred Stock ("C Preferred Shares") that were issued upon the automatic conversion of convertible notes (the "2001 Notes") issued in a private placement in May 2001 (the "May Note Offering");
(xi) upon exercise of warrants issued as part of the May Note Offering (the "2001 Warrants"); (xii) upon exercise of unit purchase options issued to Commonwealth as placement agent compensation in connection with the Note Offering (the "Unit Purchase Options"); (xiii) upon exercise of options issued to Michael S. Falk in consideration of his services as a director of the Issuer (the "Directors Options"); (xiv) upon exercise of warrants (the "December 2001 Warrants) issued as part of a private placement of convertible notes in December 2001 (the "December Note Offering"); (xv) upon conversion of Convertible Notes (the "2002 Notes") issued in a private placement in January 2002 (the "2002 Note Offering"); (xvi) upon exercise of warrants issued as part of the 2002 Note Offering (the "2002 Warrants"); and (xvii) upon exercise of warrants issued to Commonwealth as placement agent compensation in connection with the 2002 Note Offering (the "2002 Placement Agent Warrants"). The Bridge Warrants, December 1999 Warrants, 1999 Placement Agent Warrants, Transaction Warrants, Commitment Warrants, 2001 Warrants, December 2001 Warrants, 2002 Placement Agent Warrants and 2002 Warrants are sometimes referred to herein as "Warrants."

      The consummation of the Merger, May Note Offering, December Note Offering and 2002 Note Offering, resulted in adjustments to the conversion and exercise prices, as applicable, of the B Preferred Stock, C Preferred Stock and certain of the Warrants, and corresponding adjustments to the number of shares of Common Stock issuable upon conversion and exercise of

                                                             Page 12 of 21 pages


such securities. All such adjustments are reflected in this statement on
Schedule 13D. In addition, this statement on Schedule 13D reflects the 1 for 15 reverse stock split of the Common Stock effected by the Issuer in January 2002.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth, a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Capital Partners, LLC ("ComVest"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, Venture Partners, a limited partnership organized under the laws of Delaware whose principal business is investing in securities, ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, RMC Capital, LLC ("RMC"), a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk"), Robert Priddy ("Priddy") and Keith Rosenbloom ("Rosenbloom"). Commonwealth, CAMC, ComVest, RMC, Falk, Priddy and Rosenbloom are the "Reporting Persons."

      Priddy, Rosenbloom and Harold Blue are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of ComVest are Priddy, Falk and Rosenbloom. ComVest Management is the general partner of Venture Partners. The managers of ComVest Management are Travis L Provow, Falk and Rosenbloom, and ComVest Management is wholly-owned by CAMC. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Shanon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC. Michael Acks is the President of RMC.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC, is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 3291 Buffalo Drive, Suite 8, Las Vegas, Nevada 89129.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                                                             Page 13 of 21 pages


Item 3. Source and Amount of Funds or Other Consideration.

      The September 1999 Warrants were purchased by ComVest and Mr. Falk (including, in part, through the Michael Falk IRA (the "Falk IRA") and as joint tenants with his wife) in a private placement with promissory notes for an aggregate consideration of $375,000. ComVest's funds were provided by its working capital and Mr. Falk's funds were provided by his personal funds.

      The Bridge Warrants were purchased by ComVest and Messrs. Falk, Priddy, Rosenbloom and Wynne in a private placement with bridge promissory notes for an aggregate consideration of $537,500. Such consideration consisted of cash in the amount of $162,500 and the cancellation by the Issuer of $375,000 in principal amount of the promissory notes purchased with the September Warrants. ComVest's funds were provided by its working capital and Messrs. Falk's, Priddy's and Rosenbloom's funds were provided by personal funds.

      The B Preferred Shares and the December 1999 Warrants were purchased in the B Preferred Offering by Commonwealth, ComVest and Messrs. Falk, Priddy, Rosenbloom and Wynne for an aggregate consideration of $1,962,000. Such consideration consisted of cash in the amount of $1,424,500 and the cancellation by the Issuer of $537,500 in principal amount of the promissory notes purchased with the Bridge Warrants. Commonwealth's and ComVest's funds were provided by working capital and Messrs. Falk's, Priddy's and Rosenbloom's funds were provided by personal funds.

      The Commitment Warrants were issued to Venture Partners in consideration of its making available to the Issuer a line of credit. The Issuer terminated the line of credit without making any borrowings thereunder.

      The 2001 Notes (which by its terms automatically converted into C Preferred Shares in September 2001) and the 2001 Warrants were purchased by RMC for an aggregate consideration of $2,000,000 as part of the May Note Offering. RMC's funds were provided by working capital. In addition, RMC was issued 8,341 shares of common stock in lieu of the cash interest payment due on the 2001 Notes on June 30, 2001, and additional shares of C Preferred Stock (convertible into 19,239 shares of Common Stock) in lieu of the cash dividend due on the C Preferred Shares on December 31, 2001.

      The 1999 Placement Agent Warrants were originally issued to Commonwealth as compensation for services rendered to the Issuer in connection with the Preferred Offering. The Merger Warrants were issued to Commonwealth as compensation for its services as a financial advisor to the Issuer in connection with the Merger. The Merger Stock and the Transaction Warrants were originally issued to Commonwealth as a finder's fee in connection with the Merger. The Unit Purchase Options were originally issued to Commonwealth as compensation for services rendered to the Issuer in connection with the May Note Offering. The 2002 Placement Agent Warrants were issued to Commonwealth as compensation for services rendered to the Issuer in connection with the 2002 Note Offering. Certain of the 1999 Placement Agent

                                                             Page 14 of 21 pages


Warrants, Transaction Warrants, Merger Warrants and Merger Stock have been distributed by Commonwealth to certain of its employees, including Falk, Rosenbloom and Wynne.

      In August 2001, in a series of open market transactions, Commonwealth purchased 13,333 shares of Common Stock for an aggregate purchase price of $35,355.

      The December 2001 Warrants were purchased by Priddy in the December Note Offering, together with a convertible note in the principal amount of $700,000, for an aggregate consideration of $700,000. The funds for such purchase were provided by Priddy's personal funds.

      The 2002 Notes and 2002 Warrants were purchased by Priddy in the 2002 Note Offering for an aggregate consideration of $700,000. Such consideration consisted entirely of the cancellation by the Issuer of the $700,000 convertible note purchased by Priddy in the December Note Offering.

      The Directors Options were issued to Mr. Falk by the Issuer in connection with his services as a director of the Issuer.

      In no case were any funds borrowed by any of the persons identified in this Schedule 13D in connection with the above transactions.

Item 4. Purpose of Transaction.

      The 1999 Placement Agent Warrants, 2002 Placement Agent Warrants, Unit Purchase Options, Merger Warrants, Merger Stock and Transaction Warrants were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Directors Options were acquired by Mr. Falk as compensation for his services as a director of the Company and not for the purpose of acquiring control of the Company.

      The October 1999 Warrants, Bridge Warrants, B Preferred Shares, December 1999 Warrants, 2001 Notes, 2001 Warrants, December 2001 Warrants, 2002 Notes, 2002 Warrants and the 13,333 shares of Common Stock purchased by Commonwealth in August 2001 were acquired to make a profitable investment.

      The Agency Agreement, dated October 4, 1999 between Commonwealth and the Issuer, as amended (the "1999 Agency Agreement"), entered into in connection with the bridge financing in October 1999 and the Preferred Offering, gives Commonwealth the right to appoint one director to the Issuer's Board of Directors for a period of three years from December 1999. Pursuant to that right, Commonwealth appointed Mr. Falk to the Issuer's Board of Directors.

      The Agency Agreement dated April 4, 2001 between Commonwealth and the Issuer (the "2001 Agency Agreement") entered into in connection with the Note Offering gives Commonwealth the right to appoint two additional directors to the Issuer's Board of Directors

                                                             Page 15 of 21 pages


until such time as all of C Preferred Shares, which the 2001 Notes automatically converted into, has converted into Common Stock or there is otherwise less than 20% of the originally issued shares of C Preferred Shares outstanding; provided that Commonwealth agreed (pursuant to the 2001 Agency Agreement) that it may only designate one additional director until the holders of the B Preferred Stock no longer have the right to designate a director. Pursuant to this right, Commonwealth appointed Harold Blue to the Issuer's Board of Directors.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) Commonwealth may be deemed to be the beneficial owner of an aggregate of 1,159,116 shares of Common Stock, representing approximately 42.5% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 39,671 shares of Common Stock, and the right to acquire (i) 634,437 shares of Common Stock upon exercise of Warrants, (ii) 2,686 shares of Common Stock upon conversion B Preferred Stock, and (iii) 482,322 shares of Common Stock which are issuable upon the conversion and exercise of the C Preferred Stock and Warrants issuable upon the exercise of Unit Purchase Options.

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 1,159,116 shares of Common Stock, representing approximately 42.5% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      ComVest may be deemed to be the beneficial owner of an aggregate of 928,182 shares of Common Stock, representing approximately 36.6% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 895,287 shares of Common Stock upon exercise of Warrants, and
(ii) 32,895 shares of Common Stock upon conversion of B Preferred Stock.

      Venture Partners may be deemed to be the beneficial owner of an aggregate of 104,167 shares of Common Stock issuable upon exercise of the Commitment Warrant, representing approximately 6.1% of the issued and outstanding shares of Common Stock of the Issuer.

      ComVest Management, as the general partner of Venture Partners, may be deemed to beneficially own the 104,167 shares of Common Stock, representing approximately 6.1% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Venture Partners.

      Falk may be deemed to be the beneficial owner of an aggregate of 2,873,373 shares of Common Stock, representing approximately 64.8% of the issued and outstanding shares of Common Stock of the Issuer, as follows: Falk may be deemed to beneficially own the 1,159,116 shares, 928,182 shares and 104,167 shares beneficially owned respectively by Commonwealth, ComVest and Venture Partners. In addition, Falk holds 12,056 shares of Common Stock, and has the right to acquire (i) 488,997 shares of Common Stock upon exercise of Warrants, (ii) 24,672 shares of Common Stock upon conversion of B Preferred Shares, (iii) 333 shares of

                                                             Page 16 of 21 pages


Common Stock upon exercise of Directors Options, and (iv) 155,850 shares of Common Stock which are issuable upon the conversion and exercise of shares of the C Preferred Stock and Placement Warrants issuable upon exercise of Unit Purchase Options distributed to him by Commonwealth. Mr Falk is a manager and principal member of ComVest, and the Chairman and controlling equity owner of CAMC, which is the (i) general partner of, and the principal owner of the interests in, Commonwealth, and (ii) sole member of the general partner of Venture Partners. Accordingly, Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities. Of the securities reported in this paragraph as owned by Falk, Warrants exercisable for 10,088 shares of Common Stock and B Preferred Shares convertible into 1,371 shares of Common Stock are held by each of (i) the Falk IRA and (ii) Falk with his wife as joint tenants.

      RMC may be deemed to be the beneficial owner of 1,689,802 shares of Common Stock, representing approximately 51.3% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 8,341 shares of Common Stock, and the right to acquire (i) 551,111 shares of Common Stock issuable upon exercise of Warrants and (ii) 1,130,350 shares of Common Stock upon conversion of C Preferred Shares.

      Priddy may be deemed to be the beneficial owner of 2,580,096 shares of Common Stock, representing approximately 61.7% of the issued and outstanding shares of Common Stock of the Issuer, which includes (i) the 1,689,802 shares of Common Stock beneficially owned by RMC, of which Priddy as a manager and principal member of RMC, may be deemed to be the beneficial owner of, (ii) 451,541 shares of Common Stock issuable upon conversion of Warrants, (iii) 149,397 shares of Common Stock issuable upon conversion of shares of B Preferred Stock and (iv) 289,256 shares of Common Stock issuable upon conversion of the 2002 Notes.

      Keith Rosenbloom may be deemed to be the beneficial owner of 98,577 shares of Common Stock, representing 5.8% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 878 shares of Common Stock, and the right to acquire (i) 77,181 shares of Common Stock upon exercise of Warrants, (ii) 4,934 shares of Common Stock upon conversion B Preferred Stock, and (iii) 15,584 shares of Common Stock which are issuable upon the conversion and exercise of the C Preferred Stock and Warrants issuable upon the exercise of Unit Purchase Options.

      Joseph Wynne may be deemed to be the beneficial owner of 18,457 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 293 shares of Common Stock, and the right to acquire (i) 11,772 shares of Common Stock upon exercise of Warrants, (ii) 548 shares of Common Stock upon conversion B Preferred Stock, and (iii) 5,844 shares of Common Stock which are issuable upon the conversion and exercise of the C Preferred Stock and Warrants issuable upon the exercise of Unit Purchase Options.

      Harold Blue may be deemed to be the beneficial owner of 17,423 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 503 shares of Common Stock, and the right to acquire (i) 1,464 shares of Common Stock upon exercise of Warrants, (ii) 3,770 shares of Common Stock upon conversion B Preferred Stock, and (iii) 11,686 shares of Common Stock which are

                                                             Page 17 of 21 pages


issuable upon the conversion and exercise of the C Preferred Stock and Warrants issuable upon the exercise of Unit Purchase Options.

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                                          Number of Shares
         ----                                          ----------------
         Michael S. Falk                                681,908 shares
         Robert Priddy                                  890,294 shares
         Keith Rosenbloom                                98,577 shares
         Joseph Wynne                                    18,457 shares
         Harold Blue                                     17,423 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) ComVest and Falk may be deemed to share such voting and disposition powers with respect to the 928,182 shares of Common Stock beneficially held by ComVest.

      (ii) Venture Partners, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 104,167 shares of Common Stock beneficially held by Venture Partners.

      (iii) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 1,159,116 shares of Common Stock beneficially held by Commonwealth.

      (iv) RMC and Priddy may be deemed to share such voting and disposition powers with respect to the 1,689,802 shares of Common Stock beneficially held by RMC.

      (c) On December 26, 2001, in the December Note Offering, Priddy purchased a convertible note in the principal amount of $700,000 and December 2001 Warrants exercisable for 93,333 shares of Common Stock for an aggregate purchase price of $700,000. On January 11, 2002, in the 2002 Note Offering, such convertible note converted into (i) 2002 Notes convertible into 289,256 shares of Common Stock at a price of $2.42 per share and (ii) 2002 Warrants exercisable for 289,256 shares at a price of $2.90 per share. In addition, on December 31, 2001, RMC was issued 3,463 C Preferred Shares (convertible into 19,239 shares of Common Stock) as an in-kind dividend in lieu of the cash dividend payment then due on the C Preferred Shares held by RMC.

      In connection with services rendered to the Issuer in the 2002 Note Offering, on January 11, 2002 the Issuer issued to Commonwealth the 2002 Placement Agents Warrants which are exercisable for an aggregate of 165,288 shares of Common Stock at an exercise price of $2.42 per share and expire on January 11, 2004.

      (d)   Not applicable.

      (e)   Not applicable.

                                                             Page 18 of 21 pages


Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the 1999 Agency Agreement and 2001 Agency Agreement which requires representatives of Commonwealth to be elected to the Issuer's board of directors.

Item 7. Material to be Filed as Exhibits.

      (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 19 of 21 pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002               Commonwealth Associates, L.P.

                                        By: Commonwealth Associates Management
                                        Company, Inc.,
                                        its general partner

                                             By: /s/ Joseph P. Wynne
                                                --------------------------------
                                             Name: Joseph P. Wynne
                                             Title: Chief Financial Officer


Dated: March 7, 2002               Commonwealth Associates Management Company,
                                   Inc.

                                        By: /s/ Joseph P. Wynne
                                            ------------------------------------
                                        Name: Joseph P. Wynne
                                        Title: Chief Financial Officer


Dated: March 7, 2002               ComVest Capital Partners LLC

                                        By: /s/ Michael S. Falk
                                            ------------------------------------
                                                Name: Michael S. Falk
                                                Title: Manager


Dated: March 7, 2002               ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its general
                                            partner

                                             By: /s/ Michael S. Falk
                                                --------------------------------
                                             Name: Michael S. Falk
                                             Title: Manager


Dated: March 7, 2002               ComVest Management, LLC

                                        By: /s/ Michael S. Falk
                                            ------------------------------------
                                                Name: Michael S. Falk
                                                Title: Manager


Dated: March 7, 2002               RMC Capital, LLC

                                        By: /s/ Robert Priddy
                                            ------------------------------------
                                                Name: Robert Priddy
                                                Title: Manager

Dated: March 7, 2002                        /s/ Michael S. Falk
                                        ----------------------------------------
                                                Michael S. Falk

Dated: March 7, 2002                        /s/ Robert Priddy
                                        ----------------------------------------
                                                Robert Priddy

Dated: March 7, 2002                        /s/ Keith Rosenbloom
                                        ----------------------------------------
                                                Keith Rosenbloom

                                                             Page 20 of 21 pages


                                  EXHIBIT INDEX

1.    Joint Filing Agreement

                                                             Page 21 of 21 pages


                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of eB2B Commerce, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: March 7, 2002               Commonwealth Associates, L.P.

                                        By: Commonwealth Associates Management
                                        Company, Inc.,
                                        its general partner

                                             By: /s/ Joseph P. Wynne
                                                --------------------------------
                                             Name: Joseph P. Wynne
                                             Title: Chief Financial Officer


Dated: March 7, 2002               Commonwealth Associates Management Company,
                                   Inc.

                                        By: /s/ Joseph P. Wynne
                                            ------------------------------------
                                        Name: Joseph P. Wynne
                                        Title: Chief Financial Officer


Dated: March 7, 2002               ComVest Capital Partners LLC

                                        By: /s/ Michael S. Falk
                                            ------------------------------------
                                                Name: Michael S. Falk
                                                Title: Manager


Dated: March 7, 2002               ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its general
                                            partner

                                             By: /s/ Michael S. Falk
                                                --------------------------------
                                             Name: Michael S. Falk
                                             Title: Manager


Dated: March 7, 2002               ComVest Management, LLC

                                        By: /s/ Michael S. Falk
                                            ------------------------------------
                                                Name: Michael S. Falk
                                                Title: Manager


Dated: March 7, 2002               RMC Capital, LLC

                                        By: /s/ Robert Priddy
                                            ------------------------------------
                                                Name: Robert Priddy
                                                Title: Manager

Dated: March 7, 2002                        /s/ Michael S. Falk
                                        ----------------------------------------
                                                Michael S. Falk

Dated: March 7, 2002                        /s/ Robert Priddy
                                        ----------------------------------------
                                                Robert Priddy

Dated: March 7, 2002                        /s/ Keith Rosenbloom
                                        ----------------------------------------
                                                Keith Rosenbloom